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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number ________________________

S U P E R – S O L L t d .
(Translation of registrant’s name into English)

30 Shmotkin Binyamin St., Rishon Le-Zion 75363, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12b3-2(b):
82- ____________________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2004	S U P E R - S O L L t d . (Registrant) BY: —————————————— (Signature) *

Linda Shafir
General Counsel & Corporate Secretary
* Print the name and title under the signature of the signing officer.

SEC 1815 (11-20)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 077

Super-Sol Ltd

SUPER-SOL LTD

Public

Registration Number: 520022732

The Corporation's Stock is traded on the Tel Aviv Stock

Exchange

Short Name: Supersol

Address: P.O.B 15103, Rishon Lezion 75363

Phone: 03-9481727, 03-9481521, Fax: 03-9505817

Email: lindas@supersol.co.il

To:	To:
Israel Securities	Tel Aviv Stock Exchange
Authority	www.tase.co.il
www.isa.gov.il

Immediate Report in respect of Interested Parties’ holdings status

1
Name of Shareholder: Discount Investment Corporation Ltd.
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520023896
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? No
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities): 107148749.36
Change in the number of Securities:0
New balance (number of Securities):107148749.36
Holdings Rate:50.53%

Voting Power Rate:50.53%
Holdings Rate (full dilution):49.29%
Voting Power Rate (full dilution):49.29%
Note Number:1,8
2
Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.
Provident funds and provident fund management companies
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520036120
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? Yes
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities):507578
Change in the number of Securities: -3965
New balance (number of Securities):503613
Holdings Rate:0.23%
Voting Power Rate:0.23%
Holdings Rate (full dilution):0.23%
Voting Power Rate (full dilution):0.23%
Note Number:2,8
3
Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.
Accounts of life insurance with profit sharing
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520036120
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? Yes
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities):2593946

Change in the number of Securities:-182844
New balance (number of Securities):2411102
Holdings Rate:1.13%
Voting Power Rate:1.13%
Holdings Rate (full dilution):1.10%
Voting Power Rate (full dilution):1.10%
Note Number:2,8
4
Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.
Joint investment trust funds companies
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520036120
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? Yes
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities): 5000
Change in the number of Securities: 2404
New balance (number of Securities):7404
Holdings Rate:0.00%
Voting Power Rate:0.00%
Holdings Rate (full dilution):0.00%
Voting Power Rate (full dilution):0.00%
Note Number:2,8
5
Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.
Nostro account
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520036120
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? No
Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities): 703795
Change in the number of Securities:0
New balance (number of Securities):703795
Holdings Rate:0.33%
Voting Power Rate:0.33%
Holdings Rate (full dilution):0.32%
Voting Power Rate (full dilution):0.32%
Note Number:2,8
6
Name of Shareholder: Clal Finance Batucha Investment Management Ltd.
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 512833104
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? No
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities):163675.97
Change in the number of Securities:-63107
New balance (number of Securities):100568.97
Holdings Rate:0.04%
Voting Power Rate:0.04%
Holdings Rate (full dilution):0.04%
Voting Power Rate (full dilution):0.04%
Note Number:3,8
7
Name of Shareholder: Hevrat Hanechasim Shel Supersol B.M.
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 510807092
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? No

Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities):8864801
Change in the number of Securities:0
New balance (number of Securities):8864801
Holdings Rate:4.18%
Voting Power Rate:4.18%
Holdings Rate (full dilution):4.07%
Voting Power Rate (full dilution):4.07%
Note Number:4,8
8
Name of Shareholder: Ilanot Discount Ltd.
Joint investment trust funds companies
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 512469461
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? ___
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities): 471387
Change in the number of Securities:-4252
New balance (number of Securities):467135
Holdings Rate:0.22%
Voting Power Rate:0.22%
Holdings Rate (full dilution):0.21%
Voting Power Rate (full dilution):0.21%
Note Number:5,8
9
Name of Shareholder: Israel Discount Bank Ltd.
Provident funds and provident fund management companies
Type of Identification Number: Companies’ Registrar registration number

Identification Number: 520007030
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? ___
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities): 10313642.45
Change in the number of Securities:581798
New balance (number of Securities):10895440.45
Holdings Rate:5.13%
Voting Power Rate:5.13%
Holdings Rate (full dilution):5.01%
Voting Power Rate (full dilution):5.01%
Note Number:6,8
10
Name of Shareholder: Bank Leumi L’Israel Ltd.
Provident funds and provident fund management companies
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520018078
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? Yes
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities):8358127
Change in the number of Securities:-643669
New balance (number of Securities):7714458
Holdings Rate:3.64%
Voting Power Rate:3.64%
Holdings Rate (full dilution): 3.54%
Voting Power Rate (full dilution):3.54%
Note Number:7,8

11
Name of Shareholder: Bank Leumi L’Israel Ltd.
Joint investment trust funds companies
Type of Identification Number: Companies’ Registrar registration number
Identification Number: 520018078
Does the Shareholder represent a number of shareholders co-holding Company’s stock for reporting purposes? Yes
Citizenship / Country of incorporation or registration: Incorporated in Israel
Tel Aviv Stock Exchange Security Number: 777037
Name and type of security: Ordinary Share NIS 0.1 par value
Last reported aggregate balance (number of Securities): 2679352
Change in the number of Securities:-2425911
New balance (number of Securities):253441
Holdings Rate:1.19%
Voting Power Rate:1.19%
Holdings Rate (full dilution):1.16%
Voting Power Rate (full dilution):1.16%
Note Number:7,8

CLARIFY

1
Discount Investment Corp. Ltd is controlled by IDB Development Corp. Ltd, which is controlled by IDB Holding Ltd (“IDB Holding”). Discount Investment Corp. Ltd, IDB Development Corp. Ltd and IDB Holding are public companies.

IDB Holding’s control owners are as set forth in this Company’s reports.

Furthermore, it should be noted as follows:

1.	Mr Nochi Dankner, who is a director of the Company, is one of IDB Holding’s control owners, as set forth in IDB Holding’s reports.

2.	Mr Ido Bergman, who is a director of the Company, is the husband of Mrs Shelley Dankner-Bergman, who is one of IDB Holding’s control owners, as set forth in IDB Holding’s reports.

3.	Mr Darko Horvat, who is a director of the Company, is, for the sake of caution, likely to be deemed as a holder together with Nochi Dankner of shares of Ganden Holdings Ltd, which is one of IDB Holding’s control owners and may therefore be deemed, for the sake of caution, as a control owner of IDB Holding, as set forth in IDB Holding’s reports.

4.	Mr Yitzhak Manor, who is a director of the Company, is one of IDB Holding’s control owners, as set forth in IDB Holding’s reports.

5.	Mr Zvi Livnat, who serves as a director of the Company, has an indirect holding in IDB Holding and is the son of Mr Avraham Livnat who is one of IDB Holding’s control owners, as set forth in IDB Holding’s reports.

6.	Furthermore, Mr Rafi Bisker, who is a director of the Company, directly and indirectly holds share capital of Ganden Holdings Ltd, which is one of IDB Holding’s control owners, as set forth in IDB Holding’s reports.

2
The insurance group report of Clal Insurance Enterprise Holdings (“Clal Holdings”), that includes a nostro, members (participating in profits), provident funds and mutual funds, are all under the control (some indirectly) of Clal Holdings. Clal Holdings’ control owner is IDB Development Corp. Ltd and for this reason Clal Holdings is an interested party.
3
Clal Finance Batucha Investment Management Ltd (“Clal Finance”) is a company that is indirectly controlled by Clal Insurance Enterprise Holdings Ltd, which is a company controlled by IDB Development Corp. Ltd and for such reason it is an interested party. Clal Finance’s holdings are in a nostro account.
4
Super-Sol Properties Co. Ltd is an interested party by virtue of its being a subsidiary of Super-Sol Ltd.
5
Ilanot Discount Ltd (“Ilanot Discount”) is an interested party in the Company by virtue of its being held by IDB Development Corp. Ltd (“IDB Development”) (22.5%) and by Discount Investment Corp. Ltd (22.5%), which is controlled by IDB Development. IDB Development indirectly controls the Company. In addition, Ilanot Discount is held by Israel Discount Bank Ltd at a rate of 55%.

6
Israel Discount Bank Ltd (hereinafter in this note: “the Bank”) is an interested party since the mutual funds that are managed by Ilanot Discount Ltd, which is controlled by the Bank (see note 6 above), are held together with the Bank’s provident funds, in excess of 5% of the company’s issued capital.
7
The banking group report of Bank Leumi le-Israel BM, public company no. 52-001807-8 (“the Bank”), includes:

(1)	holdings in nostro account;

(2)	holdings of mutual funds managed by joint investment trust funds companies;

(3)	holdings of provident funds and funds managed by provident fund management companies.

Particulars of the interested parties’ control owners.

(a)	Nostro Holdings

Nostro holdings include, according to the case, holdings of the Bank and/or its subsidiaries and/or its related companies.

With regard to the control of the Bank:

All the Bank’s shares have equal rights.

The State holds 34.78% of the Bank’s share capital on a full dilution basis. The Bank Shares Arrangement (Temporary Provision) Law, 5754-1993 (“the Bank Shares Law”) provides that the Government Companies Law shall not apply to the Bank and the Bank shall not be deemed a government company or a body corporate in the management whereof the Government participates for all intents and purposes. Furthermore, a shares committee was established pursuant to the Bank Shares Law whose function is to participate at the general meetings of the Bank’s shareholders and to vote thereat by virtue of the shares held by the State, inter alia with regard to the election of directors.

Pursuant to section 28(a) of the Bank Shares Law, the Minister of Finance, with the approval of the Government or with the approval of a ministerial committee that the Government shall empower to decide on its own for such purpose, shall be entitled to instruct the shares committee to request the convening of a general meeting of the Bank and to participate thereat and vote in accordance with its instructions on every matter, including amending the foundation documents, if such shall be required, in its opinion, to achieve one of the following objects:

(1)	effecting a sale of the shares;

(2)	preventing or reducing a real impairment to the rights connected with the shares, the ability to sell them or the proceeds that shall be received from the sale thereof;

(3)	effecting structural changes;

(4)	determining a policy for the distribution of dividends from the Bank’s profits;

(5)	transferring authorities on the matters specified in sub-clauses (1) to (4) to the general meeting;

– all as set forth in the said section.

(b)	Mutual Funds

The Bank has full control (through fully owned and controlled subsidiaries) of mutual fund management companies whose holdings are reported.

(c)	Provident Funds

The Bank has full control (through fully owned and controlled subsidiaries) of provident fund management companies, the holdings of the funds under their control are reported.

According to the case, holdings of a provident fund that is fully or partially controlled by the Bank are also included in the report.

8
The calculation of the capital on full dilution was made on the basis of the assumption of full exercise of all the balance of the option warrants that were allotted by the Company and an allotment of the maximum possible number of the exercise shares pursuant to all the plans for an allotment of shares to employees that were published by the company.

However, the said assumption as to full exercise of all the option warrants and an allotment of the maximum possible number of exercise shares is only theoretical in respect of the plans for the allotment of options to the employees, in respect whereof the Company published immediate reports on 9th September 1998, 9th November 1999, 23rd November 2000, 17th July 2001 and 14th May 2002, and pursuant whereto the Company allotted options of which 5,309,058 options are still in force and are convertible into up to 5,309,058 shares of the Company. Pursuant to these plans, offerees who exercised the options will not be allotted the full shares deriving there from, but only shares in such number that reflects the amount of the pecuniary benefit embodied in the option warrants, and all as set forth in the said plans.